UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Shell restructures its participation in the Dutch gas business

In a letter to the Dutch Parliament, Minister of Economic Affairs Brinkhorst has announced this morning that the Dutch State, Shell Nederland B.V. and Esso Nederland B.V. have agreed in principle on a split of Gasunie, the Dutch gas company, resulting in a transfer of ownership in the transportation business.

Under the envisaged arrangement, the Dutch State will assume full ownership of the transportation business, including all assets, operations and participations held by that part of the business. The merchant business will remain a joint venture between the Dutch State (50%), Shell (25%) and ExxonMobil (25%). Related changes to the venture agreements will be effected and the new, state-owned transport business would operate independently from production, trade and supply of natural gas.

As specified in the heads of agreement, the Dutch State will upon implementation make a total net payment of € 2.78 billion. It is expected that the transaction will be fully implemented by mid 2005.

Michael O'Callaghan, CEO of Shell Energy Europe, welcomed the transaction: "The envisaged agreement is a further milestone in delivering on our strategy of active portfolio management."

Rein Willems, President of Shell Nederland and Country Chairman of Shell in the Netherlands, added: "I am pleased that the parties involved have agreed on this transaction. I would like to re-emphasise that Shell is committed to the Dutch gas business, which is a cornerstone of our European gas strategy".

Enquiries:

Investor Relations

UK:	David Lawrence +44 20 7934 3855 or
Gerard Paulides +44 20 7934 6287
Europe:	Bart van der Steenstraten +31 70 377 3996
USA:	Harold Hatchett +1 212 218 3112

Media

Herman Kievits	+31 70 377 8750
Andy Corrigan	+44 20 7934 5963

The Hague, 1 November 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 1 November 2004